1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/01/16:	Chunghwa Telecom won 90/600 MHz of 3.5/28GHz respectively in quantity-based spectrum auction of Mobile Broadband business license
99.02	Announcement on 2020/01/21:	Board of Directors Approves Donation to Related Parties
99.03	Announcement on 2020/01/21:	Consolidated financial forecast for 2020
99.04	Announcement on 2020/02/10:	Chunghwa Telecom announces its operating results for January 2020

99.05	Announcement on 2020/02/10:	January 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom won 90/600 MHz of 3.5/28GHz respectively in quantity-based spectrum auction of Mobile Broadband business license.

Date of events: 2020/01/16

Contents:

1.

Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): The 3500MHz and 28000MHz frequency bands of Mobile Broadband business license

2.	Date of occurrence of the event:2020/01/16

3.

Volume, unit price, and total monetary amount of the transaction: Chunghwa Telecom successfully won the spectrum of 690MHz in the 3500MHz and 28000MHz spectrum auction of Mobile Broadband Business license. Total bidding price for the spectrum won is NT$46.293 billion.

4.

Counterparty to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): The National Communications Commission (NCC), None

5.

Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.

Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.

Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: The payment will be conducted according to NCC’s Regulations for Administration of Mobile Broadband Business and the auction results.

10.

The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: According to NCC’s Regulations for Administration of Mobile Broadband Business and the auction results.

11.	Net worth per share of the underlying securities acquired or disposed of: N/A

12.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): N/A

13.

Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: N/A

14.	Broker and broker's fee: N/A

15.	Concrete purpose or use of the acquisition or disposal: Expanding the spectrum of Mobile Broadband business.

16.	Do the directors have any objection to the present transaction?: No

17.	Is it a related party transaction?:No

18.	Date of the board of directors’resolution:2019/09/18

19.	Date of the recognition of the supervisors or the board of independent directors’resolution:2019/09/18

20.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:N/A

21.	Name of the CPA firm: N/A

22.	Name of the certifying CPA:N/A

23.	The practice certificate number of the CPA:N/A

24.	Any other matters that need to be specified: Chunghwa Telecom will participate in the next stage bidding for location-based auction.

EXHIBIT 99.02

Board of Directors Approves Donation to Related Parties

Date of events: 2020/01/21

Contents:

1.	Date of occurrence of the event:2020/01/21

2.	The reason for the donation: To promote philanthropy events

3.	The total amount of the donation: Donating the government agencies NT$2.20 million.

4.	Counterparty to the donation: Tourism Bureau of Ministry of Transportation and Communications(MOTC)

5.	Relationship to the Company: As the largest shareholder of Chunghwa Telecom, the MOTC holds 35.29% the Company’s shares.

6.	Name and resume of the independent director that expressed objection or reservation: Null

7.	Contents of the objection or reservation: Null

8.	Any other matters that need to be specified: Null

EXHIBIT 99.03

Consolidated financial forecast for 2020

Date of events: 2020/01/21

Contents:

1.	Fiscal year of the financial forecast:2020

2.	Type of financial forecast: Condensed

3.	Date of board of directors resolution:2020/01/21

4.	Date of preparation, correction, or updating of the financial forecast:2020/01/15

5.	Reason for preparation of the financial forecast: Voluntary Disclosure

6.	Reason for the correction or update and monetary amount affected: NA

7.

Any other matters that need to be specified: The information therein is predictive and will not necessarily be fully realized in the future, and that reference to the company's significant accounting policy and summary of basic assumptions shall be made for further details.

EXHIBIT 99.04

Chunghwa Telecom announces its operating results for January 2020

Date of events: 2020/02/10

Contents:

1.	Date of occurrence of the event:2020/2/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

  Chunghwa Telecom consolidated revenue for January 2020 decreased year over year to NT$ 16.70 billion. Compared to the same period of last year, handset sales revenue decreased and fixed-line voice revenue continued to decline, while overall ICT project revenue remained flat. Operating costs and expenses decreased year over year to NT$ 12.92 billion, mainly due to the decline of cost of goods sold owing to the decrease of handset sales. Operating income was NT$ 3.78 billion. Income before tax was NT$ 3.81 billion. Net income attributable to stockholders of the parent company was NT$ 2.99 billion. EPS was NT$0.39. In addition, operating income, pretax income and EPS all exceeded the guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.05

Chunghwa Telecom

February 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Jan.	Net sales	16,696,282	17,629,710	(-) 933,428	(-) 5.29%
Jan.-Jan.	Net sales	16,696,282	17,629,710	(-) 933,428	(-) 5.29%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,868,521

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	86,815
	Fair Value	-1,138
	The amount of unrealized gain(loss) recognized this year	-910

Settled Position	Total amount of contract	0
	The amount of realized gain(loss) recognized this year	0

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-327

Settled Position	Total amount of contract	83,952
	The amount of realized gain(loss) recognized this year	-706

b Trading purpose : None